UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  January 26, 2017

Midland States Bancorp, Inc.

(Exact Name of Registrant as Specified in Charter)

Illinois	001-35272	37-1233196
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Network Centre Drive
Effingham, Illinois 62401
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (217) 342-7321

N/A
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On January 26, 2017, Midland States Bancorp, Inc., an Illinois corporation (the “Company” or “Midland”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Centrue Financial Corporation, a Delaware corporation (“Centrue”), and Sentinel Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of Midland (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Centrue will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Midland (the “Merger”).  Following the Merger, Centrue’s wholly owned bank subsidiary, Centrue Bank, will merge with and into Midland’s wholly owned bank subsidiary, Midland States Bank (the “Bank Merger”), with Midland States Bank as the surviving entity.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Centrue common stock will be converted into the right to receive, at the election of the holder, either (i) $26.75 in cash (“Cash Consideration”), (ii) 0.7604 shares of Midland common stock (“Share Consideration”) or (iii) a combination of $9.3625 in cash and 0.4943 shares of Midland common stock, in each case subject to reduction to the extent that Centrue’s adjusted stockholders’ equity at closing is less than $125.9 million.  In the aggregate, Midland will pay 35% of this consideration in cash and 65% in shares of Midland common stock, based on an agreed upon value of $35.18 per share of Midland common stock.  Accordingly, holders of Centrue common stock who elect to receive Cash Consideration or Share Consideration may instead receive a combination of cash and shares of Midland common stock if necessary to maintain the aggregate mix of consideration described above.  In addition, holders of Centrue common stock who do not properly make an election will receive a combination of cash and shares of Midland common stock, to be determined based on the elections made by other stockholders.  In connection with the Merger, Centrue equity awards will vest and be settled in cash at the Effective Time based on the value of the Cash Consideration.

Each share of Centrue’s Series B Preferred Stock will be converted into the right to receive a share of a newly created series of preferred stock of Midland with substantially identical terms, and each share of Centrue’s Series D Preferred Stock will be converted into the right to receive a share of a newly created series of preferred stock of Midland with substantially identical terms.

The Merger Agreement contains customary representations and warranties for each party, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of Centrue’s and Midland’s respective businesses prior to closing, Centrue’s obligation to recommend that its stockholders adopt the merger agreement, Midland’s obligation to recommend that its shareholders approve the issuance of Midland common stock in the Merger, and Centrue’s non-solicitation obligations relating to competing acquisition proposals.  Midland and Centrue have also agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement.

The parties’ respective obligations to complete the Merger are subject to customary conditions, including, among others, (i) the accuracy of the other party’s representations and warranties, subject to certain materiality exceptions, (ii) the other party’s performance in all material respects of its obligations under the Merger Agreement, (iii) the adoption of the Merger Agreement by Centrue’s stockholders, (iv) the approval of the issuance of shares of Midland common stock in the Merger by Midland’s shareholders, (v) the absence of any proceeding in connection with, or that could prevent, delay, make illegal or interfere with, any of the transactions contemplated by the Merger Agreement, (vi) the receipt of required regulatory approvals, including the approval of certain federal and state banking agencies, (vii) the effectiveness of the registration statement on Form S-4 for the Midland common stock and preferred stock to be issued in the Merger,

(viii) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (ix) the listing on NASDAQ of the shares of Midland common stock issuable in the Merger, and (x) the absence of a material adverse effect on the other party since the date of the Merger Agreement.  In addition, Midland’s obligation to complete the Merger is subject to the receipt of a legal opinion from Centrue’s counsel, and appraisal rights having been exercised (x) by no holder of Centrue’s Series B Preferred Stock or Series D Preferred Stock, (y) by no holder of 3.0% or more of Centrue’s common stock, and (z) by stockholders who, in the aggregate, hold 5.0% or less of Centrue’s common stock.

The Merger Agreement provides certain termination rights for both Midland and Centrue and further provides that a termination fee of $7.5 million will be payable by Centrue to Midland in connection with the termination of the Merger Agreement under certain circumstances, and that a termination fee of $2.5 million will be payable by Centrue or Midland to the other party in connection with the termination of the Merger Agreement under certain other circumstances.

The foregoing summary of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement, which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Voting Agreement

In connection with the Merger Agreement, Midland and Merger Sub entered into a Voting and Support Agreement (the “Voting Agreement”) with Centrue’s directors and certain of its principal shareholders, who collectively held approximately 34.3% of the outstanding shares of Centrue common stock as of January 26, 2017.  Subject to the terms and conditions of the Voting Agreement, these parties have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction.

The foregoing summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 7.01.             Regulation FD Disclosure.

On January 26, 2017, the Company issued a joint press release with Centrue announcing the execution of the Merger Agreement.  A copy of the joint press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information furnished pursuant to this Item and the related exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Additional Information

This disclosure is being made in respect of the Merger and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Centrue that will also constitute a prospectus of Midland, which will be sent to Midland’s and Centrue’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus and other documents that Midland and Centrue file with the SEC when they become available because they will contain important information about Midland, Centrue and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Midland and Centrue can be obtained free of charge from the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab or by accessing Centrue’s website at www.centrue.com under “Investor Relations” and then under the “SEC Filings” tab. Alternatively, once they become available any of these documents filed by Midland can be obtained free of charge upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois 62401, by calling (217) 342-7321 or by emailing corpsec@midlandsb.com, and any of these documents filed by Centrue can be obtained free of charge upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350, by calling (815) 431-8400 or by emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about these participants may be found in the prospectus of Midland relating to its initial public offering of common stock filed with the SEC by Midland on May 24, 2016 and the definitive proxy statement of Centrue relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 21, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Midland and Centrue.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Midland’s and Centrue’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  All statements in this Current Report on Form 8-K speak only as of the date they are made, and neither Midland nor Centrue undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Midland and Centrue to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others: (i) the possibility that any of the anticipated benefits of the proposed transaction between Midland and Centrue will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Centrue with those of Midland will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close for any other reason; (iv) the effect of the announcement of the transaction on customer relationships and operating results; and (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and Centrue and their respective businesses, including additional factors that could materially affect Midland’s and Centrue’s financial results, are included in Midland’s and Centrue’s filings with the SEC.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 26, 2017, among Midland States Bancorp, Inc., Sentinel Acquisition, LLC and Centrue Financial Corporation

10.1	Voting and Support Agreement, dated as of January 26, 2017, among Midland States Bancorp, Inc., Sentinel Acquisition, LLC and the Principal Stockholders named therein

99.1	Press Release, dated January 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 26, 2017	MIDLAND STATES BANCORP, INC.

	By:	/s/ Douglas J. Tucker
	Name:	Douglas J. Tucker
	Title:	Senior Vice President and Corporate Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 26, 2017, among Midland States Bancorp, Inc., Sentinel Acquisition, LLC and Centrue Financial Corporation

10.1	Voting and Support Agreement, dated as of January 26, 2017, among Midland States Bancorp, Inc., Sentinel Acquisition, LLC and the Principal Stockholders named therein

99.1	Press Release, dated January 26, 2017